August 11, 2022

Securities and Exchange Commission

100 F. Street, NW

Washington, DC 20549

Attention: Filing Desk

RE:	First National Funding LLC
First National Master Note Trust
Form SF-3 Registration Statement
File Nos. 333-265964 and 333-265964-01

Ladies and Gentlemen:

First National Funding LLC, in its capacity as depositor for First National Master Note Trust, hereby requests that the effective date of the above-referenced registration statement be accelerated to 4:00 pm (EST) on August 15, 2022, or as soon as practicable thereafter.

Should you have any questions or require anything further in connection with this filing, please do not hesitate to contact me at (402) 602-7997.

Sincerely,

FIRST NATIONAL FUNDING LLC

By:	FIRST NATIONAL FUNDING CORPORATION, Managing Member

By:	/s/ Anthony R. Cerasoli
Name: Anthony R. Cerasoli
Title: President